UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 8)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2018
(Date of Event which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 504,701,934(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 504,701,934(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,701,934(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 63.6%(2)
14.	Type of Reporting Person: CO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics”) beneficially owns 84,722,985 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPLX Holdings Inc. (“MPLX Holdings”) beneficially owns 36,451,754 MPLX Common Units in the Issuer. MPLX GP LLC (“MPLX GP”) beneficially owns 383,527,195 MPLX Common Units in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics and MPLX GP and all of the shares of stock of MPLX Holdings. Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPLX Holdings and MPLX GP.

2.	Based upon 793,747,976 MPLX Common Units issued and outstanding as of February 1, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 504,701,934(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 504,701,934(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,701,934(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 63.6%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics”) beneficially owns 84,722,985 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPLX Holdings Inc. (“MPLX Holdings”) beneficially owns 36,451,754 MPLX Common Units in the Issuer. MPLX GP LLC (“MPLX GP”) beneficially owns 383,527,195 MPLX Common Units in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics and MPLX GP and all of the shares of stock of MPLX Holdings. Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPLX Holdings and MPLX GP.

2.	Based upon 793,747,976 MPLX Common Units issued and outstanding as of February 1, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 84,722,985
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 84,722,985
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,722,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 10.7%(1)
14.	Type of Reporting Person: OO

1.	Based upon 793,747,976 MPLX Common Units issued and outstanding as of February 1, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Holdings Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 36,451,754
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 36,451,754
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,451,754
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 4.6%(1)
14.	Type of Reporting Person: CO

1.	Based upon 793,747,976 MPLX Common Units issued and outstanding as of February 1, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX GP LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 383,527,195
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 383,527,195
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 383,527,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 48.3%(1)
14.	Type of Reporting Person: OO

1.	Based upon 793,747,976 MPLX Common Units issued and outstanding as of February 1, 2018, as reported by the Issuer to the Reporting Persons.

Explanatory Note: This Amendment No. 8 (this “Amendment”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”), MPLX Logistics Holdings LLC (“MPLX Logistics”), MPLX Holdings Inc. (“MPLX Holdings”) and MPLX GP LLC (“MPLX GP”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer”) filed on December 3, 2014 and as amended on December 12, 2014, August 19, 2015, December 7, 2015, April 4, 2016, March 6, 2017, September 1, 2017 and December 18, 2017 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of this Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of this Schedule 13D is hereby supplemented as follows:
The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D is hereby supplemented as follows:
On November 13, 2017, the Issuer entered into a Membership Interests Contribution Agreement (the “Contribution Agreement”) with MPLX GP, MPLX Logistics, MPLX Holdings and MPC Investment, each a wholly owned subsidiary of MPC, whereby MPC Investment agreed to contribute all of the outstanding membership interests in MPLX Refining Logistics LLC (“MPLX Refining Logistics”) and MPLX Fuels Distribution LLC (“MPLX Fuels Distribution”), through a series of intercompany contributions, to the Issuer for total consideration of approximately $8.1 billion, consisting of $4.1 billion in cash and equity consideration valued at approximately $4.0 billion as of the announcement date (the “Dropdown Transaction”). Pursuant to the Contribution Agreement, MPLX GP, MPLX Logistics and MPLX Holdings agreed to waive distributions on the MPLX Common Units issued in connection with the Dropdown Transaction for the Issuer’s fourth quarter 2017 cash distribution, and MPLX GP agreed to forgo general partner distributions and incentive distribution rights that would otherwise accrue on such MPLX Common Units with respect to the Issuer’s fourth quarter 2017 distribution.
On December 15, 2017, the Issuer entered into a Partnership Interests Restructuring Agreement  (the “Partnership Interests Restructuring Agreement”) with MPLX GP, the general partner of the Issuer, pursuant to which the Issuer’s incentive distribution rights (“IDRs”) held by MPLX GP would be cancelled and the two percent general partner interest in the Issuer held by MPLX GP would be converted into a non-economic general partner interest in exchange for 275,000,000 MPLX Common Units to be issued to MPLX GP (the “GP/IDR Restructuring”). Subject to the terms and conditions of the Partnership Interests Restructuring Agreement, simultaneously with the closing of the GP/IDR Restructuring, MPLX GP agreed to amend and restate the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of October 31, 2016, as amended, to reflect the GP/IDR Restructuring. Pursuant to the Partnership Interests Restructuring Agreement, MPLX GP agreed to waive a portion of the fourth quarter 2017 cash distributions that would otherwise be payable on the MPLX Common Units issued to MPLX GP as part of the GP/IDR Restructuring to the extent such distributions exceed the amount of fourth quarter 2017 distributions MPLX GP would have received with respect to its two percent general partner interest and IDRs absent the GP/IDR Restructuring.
On February 1, 2018, the Dropdown Transaction closed, resulting in MPC Investment contributing the outstanding membership interests in MPLX Refining Logistics and MPLX Fuels Distribution to the Issuer in exchange for $4.1 billion in cash consideration and equity consideration consisting of: 85,610,278 MPLX Common Units issued to MPLX GP; 18,176,666

MPLX Common Units issued to MPLX Logistics; and 7,824,167 MPLX Common Units issued to MPLX Holdings. The Issuer also issued 2,277,778 general partner units to MPLX GP in order to maintain its two percent general partner interest in the Issuer.
On February 1, 2018, and immediately following the closing of the Dropdown Transaction, the GP/IDR Restructuring closed, resulting in the cancellation of the IDRs and the conversion of MPLX GP’s two percent general partner interest in the Issuer to a non-economic general partner interest in exchange for the issuance to MPLX GP of 275,000,000 MPLX Common Units. Simultaneously with the closing of the GP/IDR Restructuring, MPLX GP amended and restated the Third Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (as amended and restated, the “Fourth Amended and Restated Partnership Agreement”) to reflect the GP/IDR Restructuring.
The foregoing description of the Contribution Agreement is not complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit 1 hereto, and is incorporated by reference herein. The foregoing description of the Partnership Interests Restructuring Agreement is not complete and is qualified in its entirety by reference to the full text of the Partnership Interests Restructuring Agreement, which is filed as Exhibit 2 hereto, and is incorporated by reference herein. The foregoing description of the Fourth Amended and Restated Partnership Agreement is not complete and is qualified in its entirety by reference to the full text of the Fourth Amended and Restated Partnership Agreement, which is filed as Exhibit 3 hereto, and is incorporated by reference herein.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the MPLX Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the MPLX Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of this Schedule 13D is hereby supplemented as follows:
(a) Items 11 and 13 of each Cover Page state the aggregate number and percentage of MPLX Common Units beneficially owned by the applicable Reporting Persons. After giving effect to the MPLX Common Units issued in connection with the Dropdown Transaction and the GP/IDR Restructuring (defined in Item 4), MPLX Logistics beneficially owns 84,722,985 MPLX Common Units, MPLX Holdings beneficially owns 36,451,754 MPLX Common Units and MPLX GP beneficially owns 383,527,195 MPLX Common Units, representing in the aggregate, approximately 63.6% of the MPLX Common Units issued and outstanding, based upon 793,747,976 MPLX Common Units issued and outstanding as of February 1, 2018, as reported by the Issuer to the Reporting Persons. MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP and all of the shares of stock of MPLX Holdings. MPC owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPLX Holdings and MPLX GP. The members of the board of directors of MPC are listed on Schedule I to this Amendment. No individual member of the board of directors of MPC is deemed to hold any beneficial ownership in the MPLX Common Units held by MPLX Logistics, MPLX Holdings or MPLX GP.
(b) The information provided in Item 5(a) of this Amendment and in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as set forth herein, MPLX Logistics, MPLX Holdings and MPLX GP have not effected any transactions in the MPLX Common Units within the past 60 days. None of MPC, MPC Investment nor any person listed on Schedule I has effected any transactions in the MPLX Common Units within the past 60 days except as set forth in Schedule I.
(d) None of MPC, MPC Investment, MPLX GP, MPLX Holdings nor MPLX Logistics has any knowledge of any other person having the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the MPLX Common Units held in the name of MPLX Logistics, MPLX Holdings or MPLX GP and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby supplemented as follows:
The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.
The following documents are filed as exhibits.

Exhibit No.	Description

Exhibit 1
Membership Interests Contribution Agreement dated November 13, 2017, between MPLX LP, MPLX Logistics Holdings LLC, MPLX Holdings Inc., MPLX GP LLC and MPC Investment LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of MPLX LP, filed on November 13, 2017).

Exhibit 2
Partnership Interests Restructuring Agreement dated as of December 15, 2017, between MPLX LP and MPLX GP LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of MPLX LP, filed on December 19, 2017).

Exhibit 3
Fourth Amended and Restated Agreement of Limited Partnership of MPLX LP, dated as of February 1, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of MPLX LP, filed on February 2, 2018).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2018		Marathon Petroleum Corporation

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

MPC Investment LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Assistant Secretary

MPLX GP LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

MPLX Holdings Inc.

	By:	/s/ Molly R. Benson
Molly R. Benson
Director and Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	2,540[1]

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	104.051[2]

Evan Bayh	Senior Advisor, Apollo Global Management Partner, McGuireWoods LLP	U.S.	104.051[2]

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	104.051[2]

David A. Daberko	Retired Chairman of the Board National City Corporation	U.S.	711.015[2]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	104.051[2]

Donna A. James	Managing Director Lardon & Associates, LLC	U.S.	104.051[2]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	104.051[2]

Frank M. Semple	Retired Chairman, President and Chief Executive Officer MarkWest Energy Partners, L.P.	U.S.	711.015[2]

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	104.051[2]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	711.015[2]

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	2,540[1]

Raymond L. Brooks	Senior Vice President, Refining	U.S.	—

Suzanne Gagle	Vice President and General Counsel	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	526[1]

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Thomas M. Kelley	Senior Vice President, Marketing	U.S.	146[1]

Anthony R. Kenney	President, Speedway LLC	U.S.	296[1]

Rodney P. Nichols[4]	Executive Vice President, Human Resources, Health and Administrative Services	U.S.	(1,849)[1,3]

C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	U.S.	373[1]

John J. Quaid	Vice President and Controller	U.S.	109[1]

David R. Sauber	Senior Vice President, Human Resources, Health and Administrative Services	U.S	—

Donald C. Templin	President	U.S	731[1]

(1)
Includes MPLX Common Units issued on February 1, 2018 in settlement of performance units. The performance units were granted pursuant to the MPLX LP 2012 Incentive Compensation Plan and settled 25% in MPLX Common Units and 75% in cash. The number of MPLX Common Units issued to each applicable executive officer on February 1, 2018 in settlement of performance units is as follows: G. Heminger, 2,540; T. Griffith, 526; T. Kelley, 146; A. Kenney, 296; R. Nichols, 204; C. M. Palmer, 373; J. Quaid, 109 and D. Templin, 731.

(2)	Phantom units granted on January 2, 2018 pursuant to the MPLX LP 2012 Incentive Compensation Plan and credited within a deferred account.
(3)
Gives effect to 2,053 MPLX Common Units withheld for tax purposes upon the vesting of phantom units on December 5, 2017. For tax withholding purposes the value of the MPLX Common Units withheld was deemed to be equal to the closing price of $36.38 of an MPLX Common Unit on December 5, 2017.

(4)	Retired as of January 1, 2018.